Friday, October 10, 2008

United States
Security and Exchange Commission
Washington, D.C.20549 # 4561
Attn:   Christine Davis
 Assistant Chief Accountant

Re:    Who’s Your Daddy, Inc.
Form 10/KSB/A for the Response to Your Comments
File No. 000-33519

Dear Ms. Davis

In responding to your comments to the above referenced filing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Michael R. Dunn
CEO